Exhibit 99.1

Judges Announced For #DisruptMining 2018 Event

Industry leaders in mining, technology, venture capital to select next big idea eligible for $1 million investment

VANCOUVER, Dec. 14, 2017 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) ("Goldcorp") is pleased to announce the five 'sharks' who will judge the #DisruptMining challenge, an event designed to encourage innovators from all sectors to collaborate and accelerate solutions to some of the biggest challenges and opportunities in mining, an industry notoriously slow to innovate.

The event provides an opportunity to showcase exponential technologies and ideas in front of a live audience of over one thousand industry leaders. An international panel of industry leaders representing mining, technology and venture capital will award one of three finalists the opportunity to negotiate a $1 million investment in their technology, company or idea.

Highlights:

•	Finalists will pitch their disruptive technology or idea "shark-tank" style to:
•	Blanca Treviño, President & CEO, Softtek and Director of Goldcorp
•	George Salamis, President & CEO, Integra Resources
•	Rob McEwen, Founder and CEO, McEwen Mining
•	Veronica Knott, University of British Columbia Mining Engineering student and 2017 Engineers Canada Gold Medal Student Award recipient
•	Wal van Lierop, President & CEO, Chrysalix Venture Capital
•	The #DisruptMining innovation accelerator challenge will take place Sunday, March 4, 2018 in Toronto and submissions will be accepted from January 2 to 16, 2018. Additional details can be found on the #DisruptMining website at www.disruptmining.com.

Blanca Treviño, President & CEO, Softtek, the leading information technology services company in Latin America, and a Director of Goldcorp.  Named one of the ten most powerful women in Mexico, and widely recognized as one of the most influential executives in Latin America, Blanca is a frequent presenter at international forums related to entrepreneurship, IT and the role of women in business. In addition to Goldcorp, Blanca is a board member of Walmart Mexico, and an independent member to the board of the Comisión Federal de Electricidad (CFE), the Mexican government agency in charge of the national electrical system.

George Salamis, President & CEO, Integra Resources, and past Executive Chairman of Integra Gold where he led the 2016 Integra Gold Rush Challenge and co-hosted last year's #DisruptMining challenge with Goldcorp.  Integra Gold was an early adopter of artificial intelligence to help identify high-value gold exploration targets.  According to Salamis, "The mining industry needs to embrace radical new ideas.  After doing the same thing for decades and expecting different results, mining needs to consider the opportunities disruption can bring to the industry."

Rob McEwen, Founder and CEO, McEwen Mining, former CEO of Goldcorp.  Rob launched the original crowd-sourced exploration contest in 2000 with the "Goldcorp Challenge", which led to the discovery of over $6 billion worth of gold in the Red Lake District.  Throughout his career, Rob hasn't been afraid to challenge convention.  "Don't stand in line, as you'll only get to the front as fast as the person in front of you," says McEwen. "I have been closely watching what companies like Amazon, Airbnb and Uber are doing, crossing industry lines very quickly. We are seeing the invasion of industries by companies that suddenly appear and I'm waiting for that to happen to mining. We need to keep our eyes open and our heads turning. #DisruptMining allows our industry to embrace new technologies and be experimental, faster. Kudos to Goldcorp for continuing to accelerate the pace of innovation for the benefit of our entire industry."

Veronica Knott, University of British Columbia Mining Engineering student and winner of the 2017 Engineers Canada Gold Medal Student Award, recognizing her work toward making engineering more inclusive and diverse.  "If you want to make change, be ready to put in the time and effort, be prepared to fail, and be okay with criticism," says Knott. "The faster you eliminate ideas and incorporate key learnings as you go, the closer you'll get to a breakthrough that makes a big difference."

Wal van Lierop, President & CEO, Chrysalix Venture Capital, a venture capital company that builds, mentors and connects high-growth companies, bringing disruptive innovation to the world's largest industries by focusing on where technology meets physical science. The firm is backed by more than 20 international blue-chip industrial and financial investors and was named 'Financial Investor of the Year' as part of the 2017 Global Cleantech 100 Awards. Its investments include breakthrough technologies in 3D steel printing, fast charging electric vehicle infrastructure, emissions-free solar steam, smart mining and nuclear fusion. Van Lierop is an advocate for the Canadian government's innovation agenda to become the No. 1 developer and exporter of sustainable industrial innovations, transforming mining, hydrocarbons and forestry, rather than abandoning these sources of Canadian prosperity.

About #DisruptMining

At a live event taking place March 4, 2018 during the annual Prospectors and Developers Association of Canada (PDAC) conference, three finalists will have the opportunity to negotiate up to $1 million in investment for a proof of concept at one of Goldcorp's mines or direct investment in the winning technologies.1 The #DisruptMining challenge seeks innovation in the following categories:

1.	Feed the long-term pipeline for metals
2.	Enhance productivity, efficiency and automation
3.	Improve safety
4.	Reduce environmental footprint
5.	Facilitate open and transparent markets
6.	"Go rogue" wildcard category

Any innovator interested in pitching their idea at the #DisruptMining Innovation Expo and "shark-tank" style live event should submit an application via the submission portal found at www.disruptmining.com. Submissions will be accepted from January 2, 2018 12:01am PST / 3:01am EST until January 16, 2018 at 8:59pm PST / 11:59 pm EST. Late submissions will not be accepted. Semi-finalists will have the opportunity to showcase their technology at an innovation expo prior to the live event.

All proceeds from the #DisruptMining finale event will be invested in the future of the mining industry through innovation-focused scholarships.

About Goldcorp

Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

Cautionary Note Regarding Forward-Looking Statements

Certain disclosures in this document constitute forward-looking statements, including the timing and completion of the #DisruptMining expo and live finale. In making the forward-looking statements, the Company has applied certain factors and assumptions that are based on the Company's current beliefs as well as assumptions made by and information currently available to the Company, including that the Company is able to execute the challenge in accordance with the terms described herein. Although the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect, and the forward-looking statements are subject to numerous risks, uncertainties and other factors that may cause future results to differ materially from those expressed or implied in such forward-looking statements. Such risk factors include, among others, those matters identified in its continuous disclosure filings, including its most recently filed MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not intend, and expressly disclaims any intention or obligation to, update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law.

[1]	Investment not guaranteed, and/or investment may be allocated among two or more of three Finalists; exact level of investment, if any, is at Goldcorp's sole discretion and subject to completion of appropriate due diligence.

SOURCE Goldcorp Inc.

View original content: http://www.newswire.ca/en/releases/archive/December2017/14/c2650.html

%CIK: 0000919239

For further information: INVESTOR CONTACT: Etienne Morin, Director, Investor Relations, Telephone: (800) 567-6223, E-mail: info@goldcorp.com; MEDIA CONTACT: Christine Marks, Director, Corporate Communications, Telephone: (604) 696-3050, E-mail: media@goldcorp.com

CO: Goldcorp Inc.

CNW 12:00e 14-DEC-17